Mail Stop 4561

July 9, 2007

Lu Pingji
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

      Re: **China Housing & Land Development**
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             Form 10-QSB for Fiscal Quarter Ended March 31, 2007
             File No. 000-51429

Dear Lu Pingji:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

1.   Reference is being made to the first paragraph on page F-9. We note that the company is recognizing sales based on the full accrual method provided that the buyer's initial and continuing investment is adequate according the SFAS 66. Initial investment is buyer's down-payment less the loan amount provided by the

company. Tell us what consideration was given to EITF 06-8, Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66 for Sales of Condominiums, in determining whether the buyer's initial and continuing investment test has been met.

Form 10-QSB for the quarter ended March 30, 2007

Exhibits 31.1 and 31.2

2.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Exhibits 32.1 and 31.2

3.   We note that your certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 was for the period ending September 30, 2006. Please amend for the period ending March 31, 2007.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated

Lu Pingji
China Housing & Land Development
July 9, 2007
Page 3

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief